INSIGHT ACQUISITION CORP.

333 East 91st Street

New York, New York 10128

August 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	Insight Acquisition Corp.

Registration Statement on Form S-1

Filed August 11, 2021

File No. 333-258727

Dear Mr. Anderegg:

Reference is made to our letter, filed as correspondence via EDGAR on August 24, 2021, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, August 26, 2021 at 4:00 pm Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Should you have any questions, please contact Daniel Forman of Proskauer Rose LLP at 212.969.3096.

[SIGNATURE PAGE FOLLOWS]

Sincerely,

/s/ Jeff Gary
Jeff Gary
Chief Executive Officer

cc:	Daniel Forman, Proskauer Rose LLP

Steve Burwell, Proskauer Rose LLP

Michael Singer, Insight Acquisition Corp.